JEFFREY G. KLEIN, P.A.

2600 North Military Trail, Suite 270

Boca Raton, Florida 33431

Telephone: (561)997-9920	Telefax: (561)241-4943

June 17, 2008

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D. C.  20549

Attention:

Re:

Paramount Gold and Silver Corp.  (the “Company”)

Amendment No. 3 to Registration Statement on Form S-3

File No.  333-148831

Filed:  June 3, 2008

Amendment No. 3 to Form 10-KSB/A for the Fiscal Year Ended June 30, 2007

As amended on June 3, 2008

File No.  1-33630

Filed June 3, 2008

Dear Sir/Madam:

REQUEST FOR ACCELERATION:

In accordance with Rules 460 and 461 promulgated pursuant to the Securities Act of 1933, as amended, Paramount Gold and Silver Corp.  is hereby requesting that the Company's Registration Statement on Form S-3,  as amended, referenced above, be made effective on   June 19,  2008 , or as soon thereafter as may be practicable.

The Company acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Jeffrey G. Klein
Jeffrey G. Klein Counsel For Paramount Gold and Silver Corp.